NXT ENERGY SOLUTIONS INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - Annual Meeting to be held on Tuesday, August 25, 2020

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. **We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.** In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you.**
7. Your voting instructions will be recorded on receipt of the VIF.
8. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
9. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
10. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs must be received by 10:00 am, Calgary Time, on Wednesday, August 19, 2020

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this VIF.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01MUUB

Appointment of Proxyholder

I/We the undersigned shareholder(s) of NXT Energy Solutions Inc. hereby appoint as proxyholder(s): George Liszicasz, Chairman, Chief Executive Officer & President, or failing him, Eugene Woychyshyn, Vice-President of Finance & Chief Financial Officer

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

Note: if you are appointing a proxyholder other than the Management nominees YOU MUST return your proxy by mail and go to www.computershare.com/NXTEnergy by 10:00am (Calgary time) on August 21, 2020, and provide Computershare with the required information for your appointee so that Computershare may provide the appointee with a Control Number via email. The Control Number will allow your appointee to log in to and vote at the Meeting. Without a Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

with full power of substitution to attend, act and vote on my/our behalf in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) at the Annual Meeting of shareholders of NXT Energy Solutions Inc. to be held online at https://web.lumiagm.com/204262838 on August 25, 2020 at 10:00 am (Calgary Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. George Liszicasz	☐	☐	02. Charles Selby	☐	☐	03. John Tilson	☐	☐
04. Thomas E. Valentine	☐	☐	05. Bruce G. Wilcox	☐	☐	06. Frank C. Ingriselli	☐	☐

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2. Appointment of Auditors

Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Employee Share Purchase Plan Resolution

To consider and approve the Employee Share Purchase Plan Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular dated July 17, 2020.

For ☐ Against ☐

4. Unallocated Entitlements Resolution

To consider and approve the Unallocated Entitlements Resolution, the full text of which is reproduced as Schedule "B" to the Information Circular dated July 17, 2020.

For ☐ Against ☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

N X Y Q 300533 A R 1

01MUVF